Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190651

PROSPECTUS SUPPLEMENT

(to the Prospectus Supplement Dated March 18, 2014 and the

Prospectus Dated August 23, 2013)

$10,358,653

Common Stock

This Prospectus Supplement amends and supplements the information in our prospectus, dated August 23, 2013 (File No. 333-190651) (the “Prospectus”), and our Prospectus Supplement, dated March 18, 2014 (the “Original Prospectus Supplement”).  This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement.  This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

We filed the Original Prospectus Supplement on March 18, 2014 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of an At-the-Market Issuance Sales Agreement (the “Sales Agreement”) we entered into with MLV & Co. LLC (“MLV”), acting as the sales agent.

On March 18, 2014, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, our Prospectus became subject to the offering limits in General Instruction I.B.6 of Form S-3.  At that time, based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to offer and sell up to at least $23 million of shares of our common stock.

Through the date hereof, we have sold shares of our common stock through MLV under the Sales Agreement for an aggregate purchase price of $1,943,488.  We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $10,358,653 from time to time through MLV. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Capital Market under the symbol “LPTN.” On May 7, 2015, the closing price of our common stock on The NASDAQ Capital Market was $2.03 per share.  The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $68,965,572, which was calculated based on 18,589,103 shares of our common stock outstanding held by non-affiliates and at a price of $3.71 per share, the closing price of our common stock on March 18, 2015. As of the date hereof, we have offered and sold common stock with an aggregate market value of $12,629,871 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2015